At a special meeting of the shareholders of the Balter Long/Short Equity Fund that was held on April 11, 2014, the following proposals were approved:

Proposal 1: To approve an Investment Sub-Advisory Agreement between Balter Liquid Alternatives, LLC and Madison Street Partners, LLC (“Madison Street”) on behalf of the Fund.

Proposal 2: To approve an Investment Sub-Advisory Agreement between Balter Liquid Alternatives, LLC and Millrace Asset Group, Inc. (“Millrace”) on behalf of the Fund.

Shareholders of record for the Fund at the close of business on March 24, 2014 were entitled to vote. As of the record date, the Fund had 10,229,648 shares outstanding, of which, 10,029,806, or 98.05%, total shares voted.

Shares Voted:
Proposal 1:
In Favor:
10,029,806 100%
Against:
0 0%
Abstain: 0 0%

Proposal 2
In Favor:
10,029,806 100%
Against:
0 0%
Abstain:
0 0%